EXHIBIT 21

LIST OF SUBSIDIARIES*

Jurisdiction of
Incorporation
or
Subsidiary	Organization
Golden Gate Doughnuts, LLC	North Carolina
HDN Development Corporation	Kentucky
Krispy Kreme Asia Pacific Ltd.	Hong Kong
KK Canada Holdings, Inc.	North Carolina
Krispy Kreme Canada, Inc.	North Carolina
Krispy Kreme Doughnut Corporation	North Carolina
Krispy Kreme International Ltd.	Switzerland
Krispy Kreme Management I, LLC	North Carolina
Krispy Kreme Management II, LLC	North Carolina
Krispy Kreme Management III, LLC	North Carolina
North Texas Doughnuts, L.P.	Texas
Northeast Doughnuts, LLC	North Carolina
Panhandle Doughnuts, LLC	North Carolina
Priz Doughnuts, L.P.	Texas
Rigel Holding, LLC	Nebraska
Southern Doughnuts, LLC	North Carolina
Southwest Doughnuts, LLC	North Carolina
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*	This list excludes non-material subsidiaries that are in the process of being dissolved.